ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

Enterra Energy Trust was able to deliver positive results during the first three months of 2010.  We continued to focus on improving our operational and capital efficiencies, as we have begun to shift our focus to proving up our growth orientated liquids-rich resource plays.  As previously announced, the unitholders of Enterra voted on May 12, 2010 and approved the reorganization of Enterra into Equal Energy Ltd. which is expected to be finalized on or about May 31, 2010.

Q1 2010 Highlights:

•
In March 2010, we closed the acquisition of reserves and an interest in the Caroline Swan Hills Gas Unit #1 and gas processing facilities.  The production associated with this acquisition improves the economic efficiency of our operations in the nearby Ricinus area.  We expect an overall increase in our production of 500 boe per day from our Ricinus property coming back online.

•	Net debt increased to $38.3 million from $36.0 million in December 31, 2009 mainly due to the acquisition of the Caroline assets during the quarter.

•	Total bank debt was decreased to $67.4 million, a reduction of $2.6 million from December 31, 2009.

•	Funds from operations for Q1 2010 were $14.5 million, 19 percent lower when compared to Q1 2009 of $17.9 million, as a result of lower commodity prices and lower production volumes.

•
Production averaged 9,507 boes per day, of which 52 percent, or almost 4,900 bbls per day, was oil and natural gas liquids.  The exit rate for Q1 2010 was 10,110 boes per day which includes the additional production from the acquisition late in Q1.

Our 2010 Equal Energy business plan priorities are to:

•	Prove up the growth oriented liquids-rich resource plays through the drill bit and minor acquisitions;

•	Improve our overall balance sheet;

•	Continue to improve operational and capital efficiencies; and

•	Continue to build market confidence and a following.

Looking forward, we are excited to re-launch our business as Equal Energy Ltd. This name was chosen to represent the balanced approach that we take in the development of our asset base, our financial responsibility and our strategic corporate direction.

Sincerely,

Don Klapko
President & Chief Executive Officer
May 12, 2010

Q1 2010

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the three-month period ended March 31, 2010.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2009 and 2008, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the three-month period ended March 31, 2010.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, May 12, 2010.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the

Q1 2010

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the New York Stock Exchange (ENT) and Enterra’s trust units and convertible debentures are listed on the Toronto Stock Exchange (ENT.UN, ENT.DB and ENT.DB.A).

The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during Q1 2010 was comprised of approximately 26% crude oil, 26% natural gas liquids (NGLs) and 48% natural gas.  For 2010, production is expected to be approximately 29% oil, 25% NGL and 46% natural gas.

In April 2010, Enterra released an information circular with information, among other things, regarding its arrangement to reorganize from a trust to a growth oriented corporation that will be named “Equal Energy Ltd.”.  The completion of this reorganization will be subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are expected to be in place by late May 2010.

HIGHLIGHTS

	Three months ended March 31			Year ended December 31
Q1 2010 Financial and Operations Summary (in thousands of Canadian dollars except for volumes, percentages and per unit and boe amounts)	2010	2009	Change	2009
FINANCIAL
Revenue before mark-to-market adjustment (1)	39,053	41,889	(7%)	140,506
Funds from operations (1)	14,543	17,915	(19%)	46,645
Per unit – basic and diluted (2) ($)	0.22	0.29		0.74
Per unit – diluted (2) ($)	0.22	0.29		0.74
Loss	(2,937)	(8,498)		(41,282)
Per unit – basic and diluted (2) ($)	(0.05)	(0.14)		(0.65)
Per unit – diluted (2) ($)	(0.05)	(0.14)		(0.65)
Total assets	450,223	567,510		462,272
Net debt (3)	38,299	39,119		35,955
Convertible debentures	115,351	113,845		114,863
Unitholders’ equity	211,435	298,040		219,046
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic and diluted (2) (000s)	65,137	62,201		63,358
Units outstanding at period end (2) (000s)	65,165	62,218		65,103
PRODUCTION
Average daily production
Oil (bbls per day)	2,477	3,126	(21%)	2,779
NGLs (bbls per day)	2,422	1,082	124%	2,156
Gas (mcf per day)	27,647	34,557	(20%)	29,657
Total (boe per day)	9,507	9,968	(5%)	9,878
Exit production
Oil (bbls per day)	2,432	2,848	(15%)	2,448
NGLs (bbls per day)	2,780	1,043	167%	2,515
Gas (mcf per day)	29,390	34,198	(14%)	24,802
Total (boe per day)	10,110	9,591	5%	9,097
Average sales price (4)
Oil ($ per bbl)	73.57	54.99	34%	62.86
NGL ($ per bbl)	46.56	31.12	50%	32.17
Gas ($ per mcf)	5.03	7.52	(33%)	4.75
Cash flow netback (1) ($ per boe)
Revenue (4)	45.65	46.69	(2%)	38.97
Royalties	10.05	7.25	39%	7.37
Production expenses	10.08	12.61	(20%)	10.88
Transportation expenses	0.68	0.54	26%	0.70
Operating netback	24.84	26.29	(6%)	20.02
General and administrative	4.31	3.99	8%	4.36
Cash interest expense	3.02	2.34	29%	2.66
Other cash costs	0.51	(0.01)	(100%)	0.06
Cash flow netback	17.00	19.97	(15%)	12.94
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average outstanding units. See note 7 in Notes to Financial Statements.
(3)	Net debt is a non-GAAP term and includes long-term debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(4)	Price received excludes unrealized mark-to-market gain or loss.

Q1 2010

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues before mark-to-market adjustment	39,053	37,055	30,354	31,208	41,889	55,924	68,026	71,004
Funds from operations	14,543	11,803	8,366	8,561	17,915	23,636	27,865	31,588
Income (loss) before taxes	(1,920)	(8,930)	(13,259)	(23,823)	(12,864)	13,497	24,218	(16,366)
Net income (loss)	(2,937)	(8,939)	(9,462)	(14,383)	(8,498)	5,907	14,916	(11,855)
Net income (loss) per unit basic ($)	(0.05)	(0.14)	(0.15)	(0.23)	(0.14)	0.10	0.24	(0.19)
Net income (loss) per unit diluted ($)	(0.05)	(0.14)	(0.15)	(0.23)	(0.14)	0.09	0.23	(0.19)
Distributions declared per unit (US$)	-	-	-	-	-	-	-	-

The losses in Q1 2010 and 2009 are mainly due to the decreasing commodity prices for oil and natural gas.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008.  This reversal resulted in an increase in net income for Q3 2008 and Q4 2008.  Enterra’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra has made additional progress in reducing long-term debt during the quarter to $67.4 million as at March 31, 2010 compared to $70.0 million at the beginning of the year through prudent cash management.  The current credit facility remains at $110.0 million.  This borrowing capacity in addition to the funds generated from operations, provides Enterra with sufficient flexibility to continue with its objective of proving up some of its recently acquired oil plays in the Cardium and Circus Viola prospects and also drilling in the liquids rich Hunton play in Oklahoma during 2010.

Average production decreased by 5% to 9,507 boe per day in Q1 2010 from 9,968 boe per day in Q1 2009.  The decline in average production was due primarily to natural decline rates and the shut-in of uneconomical wells being offset by well optimization projects, the recognition of NGL volumes from the revised midstream contracts and acquisitions.  Enterra exited the quarter with sales volumes of approximately 10,110 boe per day which was the result of an acquisition late in Q1 2010.

Overall, oil prices received in Q1 2010 increased 34% to $73.57 per barrel from $54.99 per barrel in Q1 2009.  NGL prices received in Q1 2010 increased 50% to $46.56 per barrel from $31.12 per barrel in Q1 2009.  Gas prices received in Q1 2010 decreased 33% to $5.03 per mcf from $7.52 per mcf in Q1 2009 due to the expiration of several natural gas hedges.  Production expenses, excluding non-cash expenses, in Q1 2010 decreased 20% to $10.08 per boe compared to $12.61 per boe in Q1 2009.

G&A expenses in Q1 2010 increased 8% to $4.31 per boe from $3.99 per boe in Q1 2009.  Cash interest expense increased 29% to $3.02 per boe in Q1 2010 compared to $2.34 per boe in Q1 2009.

The overall impact was that funds from operations in Q1 2010 decreased by 19% to $14.5 million from $17.9 million in Q1 2009 and increased 23% from $11.8 million in Q4 2009.  The loss in Q1 2010 was $2.9 million compared to a loss of $8.5 million from Q1 2009.

SALES VOLUMES

Production
	Three months ended March 31
	2010	2009	Change
Daily sales volumes – average
Oil (bbls per day)	2,477	3,126	(21%)
NGL (bbls per day)	2,422	1,082	124%
Natural gas (mcf per day)	27,647	34,557	(20%)
Total (boe per day)	9,507	9,968	(5%)

Daily sales volumes – exit rate
Oil (bbls per day)	2,432	2,848	(15%)
NGL (bbls per day)	2,780	1,043	167%
Natural gas (mcf per day)	29,390	34,198	(14%)
Total (boe per day)	10,110	9,591	5%

Sales volumes mix by product
Oil	26%	31%
NGL	26%	11%
Natural gas	48%	58%
	100%	100%

Average production for Q1 2010 decreased 5% to 9,507 boe per day from 9,968 boe per day in Q1 2009.  The decline in average production was due primarily to natural decline rates and the shut-in of uneconomical wells being offset by well optimization projects, the recognition of NGL volumes from the revised midstream contracts and acquisitions.  Q1 2010 production decreased 4% compared to Q4 2009 production of 9,878 boe per day due to a planned plant turnaround, adverse weather and a pipeline disruption downstream of a producing area in Oklahoma.  The acquisition in late Q1 2010 added approximately 120 boe per day over the quarter.

Average production for oil in Q1 2010 decreased 21% to 2,477 bbls per day from 3,126 bbls per day compared to Q1 2009 due to natural decline rates.  Average production for NGLs in Q1 2010 increased 124% to 2,422 bbls per day from 1,082 bbls per day compared to Q1 2009 due to the revised midstream marketing contracts in Oklahoma.  Average production for natural gas in Q1 2010 decreased 20% to 27,647 mcf per day from 34,557 mcf per day compared to Q1 2009 due to natural decline rates, the shut-in of uneconomical wells and the revised marketing contracts in Oklahoma shrinking the natural gas volumes produced while increasing the NGL volumes.

Average production during Q1 2010 consisted of 2,477 boe per day of oil, 2,422 boe per day of NGLs and 27,647 mcf per day of natural gas, resulting in a mix of 26% oil, 26% NGLs and 48% natural gas.  Enterra exited Q1 2010 with production of 10,110 boe per day, of which, approximately 460 boe per day is attributable to the acquisition in late Q1 2010.  The 2010 production mix is expected to be about 29% oil, 25% NGLs and 46% natural gas.

In Q1 2010, Enterra drilled 2 (0.8 net) standing oil wells and 1 (1.0 net) dry hole.  The two standing oil wells were drilled in Oklahoma in the Circus Viola play.

Q1 2010

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Production by Geographic Area
	Three months ended March 31, 2010
	Canada	U.S.
Daily sales volumes – average
Oil (bbls per day)	2,177	300
NGL (bbls per day)	179	2,243
Natural gas (mcf per day)	12,230	15,417
Total (boe per day)	4,394	5,113

Daily sales volumes - exit rate
Oil (bbls per day)	2,133	299
NGL (bbls per day)	432	2,348
Natural gas (mcf per day)	13,350	16,040
Total (boe per day)	4,790	5,320

Sales volumes mix by product
Oil	50%	6%
NGL	4%	44%
Natural gas	46%	50%
	100%	100%

Canadian Operations

Production in Canada of 4,394 boe per day for Q1 2010 was down 10% compared to Q1 2009 production of 4,909 boe per day due to natural decline rates and the shut-in of certain uneconomical wells which was offset by well optimization projects and an acquisition late in Q1 2010.  Q1 2010 production increased 12% from Q4 2009 production of 3,909 boe per day due to well optimization, which was predominately in the Desan field in northeast British Columbia, and an acquisition late in Q1 2010.

U.S. Operations

Production in the United States of 5,113 boe per day for Q1 2010 remained relatively flat compared to Q1 2009 production of 5,059 boe per day; natural decline rates were offset by the recognition of NGL volumes from the revised midstream contracts and the acquisition of additional working interest in certain Hunton properties.  Q1 2010 production was 10% lower than Q4 2009 production of 5,673 boe per day due to a planned plant turnaround, adverse weather and a pipeline disruption downstream from one of Enterra’s producing areas.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended March 31
	2010	2009	Change
WTI (US$ per bbl)	78.72	43.08	83%
Average exchange rate: US$ to Cdn$1.00	0.96	0.81	19%
WTI (Cdn$ per bbl)	81.87	53.42	53%
Propane, Conway, KS (US$ per bbl)	51.70	30.26	71%
NYMEX (US$ per mmbtu)	5.38	4.86	11%
AECO daily index (Cdn$ per GJ)	4.69	4.66	1%

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Enterra receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Enterra’s variations in NGL price but cannot be used to estimate Enterra’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for the Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q1 2010 increased 83% to an average of US$78.72 per bbl WTI from US$43.08 per bbl WTI in Q1 2009 but the price increase was off-set by the strengthening of the Canadian dollar which averaged US$0.96 per Canadian dollar during Q1 2010 compared to US$0.81 per Canadian dollar during Q1 2009.

Benchmark propane prices for Q1 2010 increased 71% to an average of US$51.70 per bbl from US$30.26 per bbl in Q1 2009.

Benchmark natural gas prices for Q1 2010 on the NYMEX increased to an average of US$5.38 per mmbtu from US$4.86 per mmbtu in Q1 2009.  In Canada, AECO pricing also increased averaging $4.69 per GJ during Q1 2010 compared to $4.66 during Q1 2009.

Average Commodity Prices Received
	Three months ended March 31
	2010	2009	Change
Oil (1) (Cdn$ per bbl)	72.19	43.37	66%
NGL (Cdn$ per bbl)	46.56	31.12	50%
Natural gas (Cdn$ per mcf)	5.00	4.78	5%
Oil commodity contract settlements (Cdn$ per bbl)	1.38	11.62	(88%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.03	2.74	(99%)
Combined oil (1) (Cdn$ per bbl)	73.57	54.99	34%
Combined natural gas (Cdn$ per mcf)	5.03	7.52	(33%)
Total (2) (Cdn$ per boe)	45.65	46.69	(2%)
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

The Q1 2010 average price received for oil by Enterra, inclusive of commodity contract settlements, increased 34% to $73.57 per bbl from $54.99 per bbl in Q1 2009.  The Q1 2010 average price received for NGLs increased 50% to $45.56 per bbl from $31.12 per bbl in Q1 2009.  The Q1 2010 average price received for natural gas, inclusive of commodity contract settlements, decreased 33% to $5.03 per mcf from $7.52 per mcf in Q1 2009.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2010	2009	Change
Oil	16,400	15,416	6%
NGL	10,146	3,087	229%
Natural gas	12,507	23,386	(47%)
Revenue before mark-to-market adjustments (1)	39,053	41,889	(7%)
Unrealized mark-to-market gain (loss) on commodity contracts	4,236	(5,023)	(184%)
Oil and natural gas revenues	43,289	36,866	17%
(1)            Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended March 31, 2010
	Canada	U.S.
Oil	14,276	2,124
NGL	1,019	9,127
Natural gas	5,585	6,922
Revenue before mark-to-market adjustments (1)	20,880	18,173
Unrealized mark-to-market gain (loss) on commodity contracts	4,328	(92)
Oil and natural gas revenues	25,208	18,081
(1)	Non–GAAP measure.

Oil revenues for Q1 2010 increased 6% to $16.4 million from $15.4 million in Q1 2009 due to 34% higher prices received which was offset by 21% lower oil production.  NGL revenues in Q1 2010 increased by 229% to $10.1 million from $3.1 million in Q1 2009 due to 50% higher prices received and 124% higher production.  Natural gas revenues for Q1 2010 decreased 47% from Q1 2009 to $12.5 million which was the result of a 33% decrease in the sales price of natural gas received and a 20% decrease in production volumes when compared to Q1 2009.

Q1 2010 had an unrealized mark-to-market gain on commodity contracts of $4.2 million compared to a loss of $5.0 million in Q1 2009.  The Q1 2010 unrealized mark-to-market gain on commodity contracts was a result of the decrease in prices for natural gas.  During Q1 2010, the actual realized gain on commodity price contracts was $0.4 million compared to a gain of $11.8 million in Q1 2009.

COMMODITY CONTRACTS

Enterra has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Enterra’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this Enterra seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at March 31, 2010 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  Enterra deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At March 31, 2010, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

At March 31, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

As at March 31, 2010 the above commodity contracts had a net mark-to-market asset position of $4.5 million which increased $4.3 million from the December 31, 2009 balance of $0.2 million.  This change relates primarily to the decrease in prices for natural gas.

Subsequent to March 31, 2010, the following commodity contracts were entered into:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties increased in Q1 2010 compared to Q1 2009 due to higher commodity prices for both oil and natural gas.  Under Alberta’s royalty regime the oil crown royalty is dependent on price and as a result the royalty as a percentage of revenue has increased.  As a percentage of revenue before mark-to-market adjustments, royalties were 22% for Q1 2010 and 16% for Q1 2009.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Royalties	8,603	6,501	32%
As a percentage of revenues before mark-to-market adjustments	22%	16%
Royalties per boe ($)	10.05	7.25	39%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31, 2010
	Canada	U.S.
Royalties	4,239	4,364
As a percentage of revenues before mark-to-market adjustments	20%	24%
Royalties per boe ($)	10.72	9.48

Royalties in Q1 2010 increased 32% to $8.6 million from $6.5 million in Q1 2009 primarily as a result of the higher prices received for oil and natural gas during the course of the quarter.  Q1 2010 royalties were consistent with Q4 2009 royalties of $8.5 million.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Production expense	8,621	11,813	(27%)
Non-cash loss from power contracts	-	(504)	(100%)
Cash production costs	8,621	11,309	(24%)
Production expense per boe ($)	10.08	13.17	(23%)
Non-cash loss from power contracts per boe ($)	-	(0.56)	(100%)
Cash production costs per boe ($)	10.08	12.61	(20%)

In Q1 2010, cash production costs decreased 20% to $10.08 per boe compared to $12.61 per boe in Q1 2009 and decreased 2% compared to $10.25 per boe in Q4 2009.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended March 31, 2010
	Canada	U.S.
Cash production costs	6,212	2,409
Cash production costs per boe ($)	15.71	5.24

Canadian Operations

In Canada, Q1 2010 cash production costs decreased by 11% to $6.2 million from $7.0 million in Q1 2009 on an overall cost basis, but on a per boe basis they remained relatively flat compared to Q1 2009 costs of $15.74 per boe.  Q1 2010 production costs decreased by 9% compared to Q4 2009 production of $17.17 per boe due to a 12% increase of production volumes in Q1 2010, but was offset by additional operating costs in the quarter.

U.S. Operations

Cash production costs for the U.S. assets in Q1 2010 decreased 45% to $5.24 per boe from a Q1 2009 average of $9.56 per boe.  The Q1 2010 decrease in costs from Q1 2009 is due to decreased water rates from wells completed in late 2008 and early 2009 and lower materials and services rates attributable to the slowdown in the industry.  Cash production costs decreased 4% in Q1 2010 compared to $5.48 per boe in Q4 2009.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Transportation expense	578	480	20%
Transportation expense per boe ($)	0.68	0.54	26%

Q1 2010 transportation costs increased 26% to $0.68 per boe from $0.54 per boe in Q1 2009.  Q1 2010 transportation expenses increased 15% compared to $0.59 per boe in Q4 2009.  Transportation expense has varied primarily due to changing industry costs over time.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 3% in Q1 2010 compared to Q1 2009 on a total dollar basis and increased by 8% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Gross G&A expense	4,894	5,188	(6%)
Capitalized	(605)	(542)	12%
Recoveries	(600)	(1,064)	(44%)
G&A expense	3,689	3,582	3%
G&A expense per boe ($)	4.31	3.99	8%

For Q1 2010, G&A costs were $4.31 per boe compared to $3.99 per boe in Q1 2009, an 8% increase primarily due to a decrease in production compared to Q1 2009.  Q1 2010 G&A costs decreased 11% from Q4 2009 costs of $4.86 per boe due to higher amounts being capitalized and recovered from industry partners.

INTEREST EXPENSE

Interest expense for Q1 2010 was $3.1 million which was comprised of interest on long-term debt of $0.6 million and interest on convertible debentures of $2.9 million less interest income of $0.4 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Cash interest expense on long-term debt	639	569	12%
Cash interest expense on convertible debentures	2,388	2,398	0%
Cash interest income	(440)	(864)	(49%)
Subtotal cash interest expense	2,587	2,103	23%
Non-cash interest expense on convertible debentures	488	425	15%
Total interest expense	3,075	2,528	22%
Cash interest expense per boe on long-term debt, capital lease, and note payable ($)	0.75	0.63	19%
Cash interest expense per boe on convertible debentures ($)	2.79	2.67	4%
Cash interest income per boe ($)	(0.52)	(0.96)	(46%)
Total cash interest expense per boe ($)	3.02	2.34	29%

Interest expense during Q1 2010 on long-term debt of $0.6 million was comparable to $0.6 million in Q1 2009 due to the lower debt levels being offset by the increased lending rates from Enterra’s Bank Syndicate that were negotiated under the revised credit facility agreement in Q2 2009.  Enterra’s long-term debt balance at March 31, 2010 was $67.4 million compared to $70.0 million at the end of 2009.  Interest expense on long-term debt for Q1 2010 decreased by $0.1 million compared to $0.7 million in Q4 2009.  The average interest rate on long-term debt for Q1 2010 was 3.5% and the rate as of May 12, 2010 is approximately 3.6%.

The interest expense on convertible debentures for Q1 2010 was relatively flat compared to Q1 2009 and Q4 2009.

Interest income for Q1 2010 decreased to $0.4 million from $0.9 million in Q1 2009 and from $0.5 million in Q4 2009 due to the decreased average balance of the long-term receivables during the quarter.

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
Gross unit-based compensation expense	1,247	1,248	0%
Capitalized	(75)	(73)	3%
Unit-based compensation expense	1,172	1,175	0%
Unit-based compensation expense per boe ($)	1.37	1.31	5%

Non-cash unit-based compensation expense for Q1 2010 was $1.2 million compared to $1.2 million in Q1 2009 and $0.7 million in Q4 2009.  The Q1 2010 increase in non-cash unit-based compensation from Q4 2009 is due to the additional restricted units and options issued during the quarter.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2010	2009	Change
DD&A	20,496	23,641	(13%)
DD&A per boe ($)	23.95	26.35	(9%)

DD&A expenses decreased by 13% in Q1 2010 to $20.5 million compared to $23.6 million in Q1 2009 and increased by 5% from $19.6 million in Q4 2009.  The decrease in DD&A expenses in Q1 2010 compared to Q1 2009 is due to the decrease in production from the prior quarter and an increase in reserves due to the reserve additions in 2009.  DD&A expenses on a boe basis decreased to $23.95 in Q1 2010 by 9% from $26.35 per boe in Q1 2009 and increased by 8% from $22.23 in Q4 2009.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at March 31, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

Foreign exchange for Q1 2010 was a gain of $1.0 million compared to a nominal loss in Q1 2009 and a loss of $1.1 million for Q4 2009.  The foreign exchange gain in Q1 2010 is comprised of a realized loss of $0.3 million offset by an unrealized gain of $1.3 million.

The foreign exchange sensitivity in note 9 of the financial statements indicates that for every $0.02 cent weakening of the Canadian dollar relative to the U.S. dollar, the pre-tax income decreases by $0.9 million.  During Q1 2010, Enterra converted its long-term debt which was originally in Canadian currency to U.S. currency to create a natural hedge for its Oklahoma operations.

TAXES

Future income tax expense for Q1 2010 was $0.9 million compared to a future income tax reduction of $4.4 million in Q1 2009.  The federal and provincial statutory rate was 28.2% at March 31, 2010 and the effective rate was 41%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of items not deductible for tax in the U.S. operations in previous periods being deductible in Q1 2010, the non-deductible unit-based compensation and the difference between the U.S. and Canadian tax rates.

LOSS

For Q1 2010, Enterra incurred a loss of $2.9 million (loss of $0.05 per trust unit) compared to a loss of $8.5 million (loss of $0.14 per trust unit) in Q1 2009 and a loss of $8.9 million (loss of $0.14 per trust unit) in Q4 2009.  The decrease in the loss during Q1 2010 was the result of an increase in the price for oil, decrease in DD&A and decrease in production costs offset by higher royalties and interest expense.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended March 31
	2010	2009
Loss	(2,937)	(8,498)
Future income tax expense (reduction)	927	(4,366)
Unrealized foreign exchange (gain) loss	(1,367)	10
Depletion, depreciation and accretion	20,496	23,641
Non-cash interest expense	488	425
Unit based compensation expense	1,172	1,175
Unrealized mark-to-market gain (loss) on commodity contracts	(4,236)	5,528
Funds from operations	14,543	17,915
Total volume (mboe)	856	897
Cash flow netback per boe (non-GAAP) ($)	17.00	19.97

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended March 31
	2010	2009
Cash provided by operating activities	8,372	21,792
Changes in non-cash working capital items	5,791	(4,207)
Asset retirement costs incurred	380	330
Funds from operations	14,543	17,915

In Q1 2010, funds from operations decreased by 19% from Q1 2009 primarily the result of lower production and lower realized hedging gains from commodity contracts offset by higher oil and NGL prices.  Realized hedging gains in Q1 2010 were $0.4 million compared to $11.8 in Q1 2009.

DISTRIBUTIONS

In September 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt and has not made any subsequent distributions.

In January 2010, Enterra announced that it would convert to a growth oriented exploration and production company to be named “Equal Energy Ltd.”.  In April 2010, Enterra released an information circular with information, among other things, regarding its arrangement to reorganize from a trust structure to that of a growth oriented corporation.  The completion of this reorganization will be subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are expected to be in place by late May 2010.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2010	2009	Change
Capital expenditures	20,478	5,817	252%
Capital expenditures to be recovered (1)	-	3,402	(100%)
Amounts recovered under capital recovery agreement	(3,116)	(3,449)	(10%)
Dispositions	(1,991)	-	100%
Total	15,371	5,770	166%
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During the quarter ended March 31, 2010, Enterra’s net capital expenditures were $15.4 million, of which Enterra spent $20.5 million in total capital expenditures, recovered $3.1 million from the capital recovery agreement and received $2.0 million from a disposition of minor properties.  Expenditures in Canada totaled $18.3 million and proceeds from dispositions totaled $2.0 million.  The major components of the $18.3 million in expenditures include:
•	$11.3 million on property and facility acquisition;
•	$3.1 million related to wells, drilling and workovers;
•	$3.3 million on land and seismic acquisition;
•	$0.1 million on facilities and other equipment maintenance and;
•	$0.5 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. that Enterra is solely responsible for totaled $2.2 million of which the major expenditures include:
•	$1.4 million related to wells, drilling and workovers;
•	$0.3 million on acquisitions of land for future development in Oklahoma;
•	$0.4 million on capital enhancements and;
•	$0.1 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the quarter ended March 31, 2010, Enterra received a total of $3.1 million of principal repayments under a capital recovery agreement with a partner in its operations.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010 (4)	2011	2012	2013 – 2014	Total
Long-term debt (1)	-	67,392	-	-	67,392
Interest on long-term debt (2)	1,825	1,216	-	-	3,041
Convertible debentures	-	80,210	39,648	-	119,858
Interest on convertible debentures	9,688	9,688	1,635	-	21,011
Accounts payable & accrued liabilities	24,763	-	-	-	24,763
Commodity contracts	822	-	-	-	822
Office leases (3)	1,206	2,139	453	538	4,336
Vehicle and other operating leases	230	146	18	-	394
Total obligations	38,534	160,791	41,754	538	241,617
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.61% (the rate on March 31, 2010).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.0 million.
(4)  Remainder of 2010 from March 31, 2010.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  Enterra’s future oil and natural gas production is highly dependent on its success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  Enterra finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  Enterra believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2010.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  Enterra will monitor commodity prices and adjust the 2010 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, Enterra’s ability to make the necessary development expenditures and acquisitions to maintain or expand its asset base may be impaired.

Enterra’s improved cash position and available credit facility will enable Enterra to address the current economic uncertainties and management is confident in its ability to manage through this cycle. Management believes that funds from operations are sufficient to meet its 2010 capital expenditure program and make required interest payments.

Enterra’s capital structure at March 31, 2010 is as follows:

	March 31, 2010		December 31, 2009
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Debt
Long-term debt	67,392	20%	70,000	24%
Working capital (1)	(25,638)	(7%)	(28,554)	(10%)
Long-term receivable	(3,455)	(1%)	(5,491)	(2%)
Net debt	38,299	12%	35,955	12%
Convertible debentures	115,351	35%	114,863	39%
Trust units issued, at market	176,520	53%	141,499	49%
Total capitalization	330,170	100%	292,317	100%
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Debt

At March 31, 2010, the Trust’s long-term debt was $67.4 million, a decrease of $2.6 million from $70 million at December 31, 2009.  Enterra has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $110.0 million which was reaffirmed by the banking syndicate in January 2010.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	March 31, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	57,978	61,288
Interest expenses over the prior four quarters	11,195	12,533
Interest coverage ratio	5.18 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

Working Capital

Enterra’s working capital decreased by $2.9 million mainly due to a decrease in cash of $9.4 million offset by an increase in receivables of $3.3 million and a decrease in accounts payable of $3.2 million.

	As at
Working Capital (in thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Working capital (1)	25,638	28,554
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Receivables

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra was required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.

In December 2009 Enterra delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Enterra but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  If amounts owing under the long-term receivable are not recovered from JV Participant, then the balance owing will be reclassified to property, plant and equipment, net of impairment, if any, as the receivable relates to infrastructure assets which are majority owned and operated by Enterra.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital recovery fee against production from the producing wells.  It is anticipated that the recovery of the costs will come from production revenues on these wells or from other legal remedies.

In April 2010, in accordance with the farm-out agreement, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

As at March 31, 2010, a total of $13.0 million (US$12.8 million), split between $9.6 million (US$9.4 million) of current receivables and $3.4 million (US$3.4 million) of long-term receivables (December 31, 2009 – $11.2 million (US$10.7 million) and $5.5 million (US$5.2 million), respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Participant that are due from JV Participant.

For the three months ended March 31, 2010, $0.4 million (US$0.4 million) of interest income was earned on the long-term receivables from JV Participant (Q1 2009 – $0.9 million (US$0.7 million)) and $3.1 million (US$3.1 million) of principal payments have been received (Q1 2009 – $3.4 million (US$2.7 million)).  For Q1 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (Q1 2009 – $3.4 million (US$2.7 million)).

Convertible Debentures

As at March 31, 2010, Enterra had $115.4 million of convertible debentures outstanding with a face value of $119.9 million.  The debentures have the following conversion prices:
•	ENT.DB – $9.25. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units. Mature on December 31, 2011.
•	ENT.DB.A - $6.80. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units. Mature on June 30, 2012.

As at March 31, 2010, Enterra had issued 65.2 million trust units.  If all the outstanding convertible debentures were converted at their respective conversion prices into units, a total of 79.6 million trust units would be outstanding.

SUBSEQUENT EVENTS

In April 2010, in accordance with the farm-out agreement with Petroflow Energy Ltd. (“JV Participant”), a notice of default accelerating the capital recovery amortization payments was sent to JV Participant which accelerates the entire receivable amount to become due and payable.

On May 12, 2010, the unitholders of Enterra voted in favour of the reorganization of the Trust into a growth-oriented corporation that will be named Equal Energy Ltd. (“Equal”).  This vote was approved by 92% of the unitholders and all regulatory approvals for Enterra’s conversion to a corporation are scheduled to be in place by late May 2010.

Equal’s shares are planned to be listed on both the New York Stock Exchange and Toronto Stock Exchange under the symbol “EQU” and the convertible debentures are planned to be listed on the Toronto Stock Exchange under the symbols “EQU.DB” and “EQU.DB.A”.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	May 12, 2010	March 31, 2010	December 31, 2009
Trust units	65,188,910	65,164,760	65,102,689
Trust unit options	2,810,333	2,702,000	706,000
Restricted units	1,942,365	1,966,515	1,604,325
8.0% Convertible debentures ($1,000 per debenture)	80,210	80,210	80,210
8.25% Convertible debentures ($1,000 per debenture)	39,648	39,648	39,648

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Enterra has elected to adopt this standard effective January 1, 2011.

International Financial Reporting Standards

Enterra has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  Enterra has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Enterra has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Enterra’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Enterra is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.  Management has not yet finalized its accounting policies and as such, is unable to quantify the impact of adopting IFRS.  In addition, changes to IFRS and International Accounting Standards prior to Enterra’s adoption of IFRS may affect management’s decision on the accounting policies that Enterra will adopt.

During the implementation phase, Enterra will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  Enterra will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Enterra leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Enterra staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

Q1 2010